May 2, 2014

VIA EDGAR TRANSMISSION

Mr. John Reynolds
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 3720
Washington, D.C.  20549

Re:                             Radius Health, Inc.

Withdrawal of Registration Statement on Form 8-A (File No. 001-35726)

Dear Mr. Reynolds:

Radius Health, Inc. (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form 8-A (File No. 001-35726) (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2012.

Due to public market conditions at the time, the Company had determined not to proceed with its initial public offering and withdrew its Registration Statement on Form S-1 (File No. 333-179397) on November 15, 2012. As a result, the Registration Statement did not become effective.

Very truly yours,

/s/ Robert E. Ward

Robert E. Ward
President and Chief Executive Officer

cc:	B. Nicholas Harvey, Radius Health, Inc.
Peter N. Handrinos, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP